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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                       Great American Bancorp, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                   Common
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 38982K-10-7
                     ----------------------------------
                              (CUSIP Number)

                            December 31, 1998
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     /X/ Rule 13d-1(b)

     / / Rule 13d-1(c)

     / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 7 pages
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CUSIP No. 38982K-10-7                 13G                     Page 2 of 7 pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     U.S. Bancorp
     601 2nd Ave. South
     Minneapolis, MN 55402-4302
     Tax I.D. No.: 41-0255900
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Delaware, U.S.A.
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       138,303(1)
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    87,891(1)
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    138,303(1)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                                    10.17%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     H.C.
-------------------------------------------------------------------------------

(1) This number includes 87,891 shares held in the "unallocated account", as of December 31, 1998, of the First Federal of Champaign Employee Stock Ownership Plan and Trust, for which an affiliate of U.S. Bancorp acts as trustee. The number of "allocated" shares held in such trust (69,170 shares as of December 31, 1998) is not included in this number, based upon our interpretation of SEC staff no-action letters.

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                                                              Page 3 of 7 pages

ITEM 1.

    (a)   Name of Issuer
          Great American Bancorp, Inc.
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices
          Great American Bancorp, Inc.
          1311 South Neil Street
          Champaign, IL 61820
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing
          U.S. Bancorp
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence
          601 2nd Ave South
          Minneapolis, MN 55402-4302
          United States
          ---------------------------------------------------------------------
    (c)   Citizenship
          Delaware, U.S.A.
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities
          COMMON
          ---------------------------------------------------------------------
    (e)   CUSIP Number
          38982K-10-7
          ---------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) / / An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

    (g) /X/ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

    (j) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


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                                                              Page 4 of 7 pages

ITEM 4.  OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:
        138,303(1)
    ---------------------------------------------------------------------------

    (b) Percent of class:
        10.17%
    ---------------------------------------------------------------------------

    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote
              0
              -----------------------------------------------------------------
         (ii) Shared power to vote or to direct the vote
              138,303(1)
              -----------------------------------------------------------------
        (iii) Sole power to dispose or to direct the disposition of
              0
              -----------------------------------------------------------------
         (iv) Shared power to dispose or to direct the disposition of
              87,891(1)
              -----------------------------------------------------------------

(1) This number includes 87,891 shares held in the "unallocated account", as of December 31, 1998, of the First Federal of Champaign Employee Stock Ownership Plan and Trust, for which an affiliate of U.S. Bancorp acts as trustee. The number of "allocated" shares held in such trust (69,170 shares as of December 31, 1998) is not included in this number, based upon our interpretation of SEC staff no-action letters.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          The First Federal Champaign Employee Stock Ownership Plan holds shares of Great American Bancorp exceeding 5%. Other persons have the right to receive or the power to direct the receipt of, dividend from, or the proceeds from the sale of, such securities. To our knowledge no interest of any such person relates to more than 5% of the class.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         See Exhibit A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

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                                                              Page 5 of 7 pages

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 11, 1999
                                       ----------------------------------------
                                                         Date

                                               /s/ Merita Schollmeier
                                       ----------------------------------------
                                                      Signature

                                           Merita Schollmeier/Vice President
                                       ----------------------------------------
                                                      Name/Title
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                                                              Page 6 of 7 pages

                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                    EXHIBIT A

The Schedule to which this attachment is appended is filed on behalf of the following subsidiary or subsidiaries listed below, which are classified as banks for the purposes of 17 CFR 140.13d-1 (b)(ii)(B).

     U.S. Bank National Association
     601 2nd Ave South
     Minneapolis, Minnesota 55402-4302

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                                                              Page 7 of 7 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                             EXHIBIT B - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that U.S. Bancorp or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose (including without limitation for purposes of the Minnesota Control Share Acquisition
Act).